

September 8, 2011

<u>Via Email</u>
Karim N. Rawji
President
TechApp Solutions, Inc.
115 W. California Blvd. #553
Pasadena, California 91105

>   **Re: TechApp Solutions, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 12, 2011**
>   **File No. 333-173533**

Dear Mr. Rawji:

        We have reviewed your amended filing and the related response letter dated August 11, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2011

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

1.   We note that in response to prior comment 2, you have provided updated, unaudited financial statements through May 31, 2011. It appears, however, that you have not updated your document throughout to reflect these updated financial statements. In this regard, we note that your disclosure regarding your operating results and your liquidity and capital resources discussion reports for the period from inception through February 28, 2011. Please revise your document throughout as necessary so that the disclosure coincides with the most recent period covered by your financial statements.

<u>Item 16. Exhibits, page II-2</u>

2.   We refer to prior comment 9. Your response indicates that Mr. Hunt does not have any client funds in trust as of the date of your response letter and he does not typically accept trust funds from clients. However, your disclosure and escrow agreement indicate that investor subscription funds will be deposited by TechApp Solutions into Mr. Hunt's law firm trust account with Bank of America. As previously requested, please tell us whether funds received from TechApp investors will be kept separate from other funds and how this segregation will be established.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hint, P.A.